1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Via EDGAR Correspondence
October 16, 2009
Ms. Patty Williams
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:      Munder Series Trust II, File Nos. 333-15205 and 811-07897
Dear Ms. Williams:
We are writing in response to comments you provided by telephone on October 5, 2009 to Erin Wagner of this office (and supplemented those comments on October 14, 2009 in a telephone call with Jane A. Kanter of this office) with respect to Post-Effective Amendment No. 25 (“PEA 25”), filed under the Securities Exchange Act of 1933, as amended, to the registration statement of Munder Series Trust II (“Trust”). PEA 25 was filed with the Securities and Exchange Commission (“SEC”) on August 28, 2009, and included the Prospectus and Statement of Additional Information (“SAI”) with respect to the Munder Healthcare Fund (“Fund”).
On behalf of the Trust, set forth below in italics are the SEC staff’s comments on the statutory prospectus, including the new summary portion required by Items 2-8 of Form N-1A, and the statement of additional information filed as part of PEA 25, along with our responses. Revised pages, which are marked to show reflect the changes discussed below, are filed herewith.
GENERAL
1. Revised Registration Statement: The SEC staff requests that the Trust re-file the revised registration statement in order for the staff to review the final changes made to it prior to its effectiveness.
     Response: The Trust intends to file this response letter and marked pages from PEA 25 reflecting the comments as Edgar correspondence. In addition, the Trust intends to file a post-effective amendment to its registration statement in accordance with paragraph (b) of Rule 485 on or about October 16, 2009 for effectiveness as of October 31, 2009 (“PEA 26”).
2. Exhibits: Please file the consent of the independent registered public accounting firm as an exhibit to the registration statement.
     Response: The Trust confirms the consent will be filed as an exhibit to PEA 26.
US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels London Luxembourg Munich Paris ASIA Beijing Hong Kong

SUMMARY OF STATUTORY PROSPECTUS
3. Table of Contents: Please delete the heading “Portfolio Turnover” from the Table of Contents of the prospectus since this is a component of the section captioned “Fees & Expenses of the Fund.”
     Response: The Trust has revised the prospectus consistent with this comment.
4. Summary (page 1): Ticker symbols are only required to be included on the cover page of the prospectus. Therefore, these should be deleted from the heading to the summary prospectus on page 1.
     Response: For purposes of satisfying the Form N-1A requirements relating to the statutory prospectus, the Trust has deleted reference to the ticker symbols on page 1 of the prospectus consistent with this comment. Please note that for purposes of any summary prospectus used by the Trust in accordance with the summary prospectus requirements, as set forth in Rule 498(b) under the Securities Act of 1933, as amended, the Trust intends to insert the ticker symbols into the beginning of such summary prospectus.
5. Fees & Expenses of the Fund (page1): Please insert the word “your” in the sentence below in the introductory paragraph to the “Fees & Expenses” section: “More information about these and other discounts is available from your financial professional . . . .”
     Response: The Trust has revised the prospectus consistent with this comment.
6. Fees & Expenses of the Fund (page1): In the last sentence of the introductory paragraph to the “Fees & Expenses” section change “SAI” to “Statement of Additional Information.”
     Response: The Trust has revised the prospectus consistent with this comment.
7. Annual Fund Operating Expenses (page1): Please delete footnotes b, e, f and g to the table in the “Annual Fund Operating Expenses” section. These disclosures are not required by Form N-1A and, therefore, should not to be included.
     Response: The Trust believes that the content of the second sentence of footnote (b) is permitted by Instruction 2(a)(i) to Item 3 of Form N-1A, which permits a narrative explanation of deferred sales charges. The Trust has revised footnote (b) to eliminate the first sentence of that footnote and to move the substance of that sentence to the second sentence. The Trust has abbreviated footnote (e), but retained the information regarding the contractual limitation on Rule 12b-1 fees for Class R, as the Trust believes that this information is necessary to provide complete and correct disclosure to shareholders. The Trust has eliminated footnotes (f) and (g) consistent with this comment.
8. Annual Fund Operating Expenses (page1): Please display “Non-12b-1 Service Plan Fees” as a subset of “Other Expenses” in the table in the section captioned “Annual Fund Operating Expenses.” See Item 3 of Form N-1A for table requirements.

     Response: The Trust has revised the table to (1) delete the separate line for Non-12b-1 Service Plan Fees” and (2) include any amount shown in that line as part of “Other Expenses” for the relevant share class.
9. Expense Example (page1): In accordance with Item 3 of Form N-1A, please insert the following language under the Expense Example: “The Example does not reflect sales charges (loads) on reinvested dividends [and other distributions]. If these sales charges (loads) were included, you costs would be higher.”
     Response: The Trust did not include this statement because no sales charge (load) is assessed on reinvested dividends or other distributions. The Trust believes including the requested statement, particularly the second sentence, would incorrectly suggest to investors that such sales charges are assessed by the Trust, but are not reflected in the Example. The Trust respectfully believes including the requested sentence would be misleading and should not be included. However, the Trust would be willing to include the following sentence: “The Example does not reflect sales charges (loads) on reinvested dividends and other distributions because sales charges (loads) are not imposed by the Fund on reinvested dividends and other distributions.”
10. Principal Investment Strategies (page 2): As is required by Item 4(a) of Form N-1A, please include the type or types of securities in which the Fund will invest principally (e.g., common and preferred stock, convertible bonds).
     Response: The Trust has revised the prospectus consistent with this comment.
11. Principal Investment Strategies (page 2): Please state the Fund’s market capitalization strategy. If the Fund may invest in companies of any market capitalization, please so state.
     Response: The Trust has revised the prospectus consistent with this comment.
12. Principal Investment Strategies (page 2): Based on the information required by Item 9(b) of Form N-1A, please summarize how the Fund intends to achieve its investment objective, including an explanation of how the Fund’s adviser decides which securities to buy and sell.
     Response: The Trust believes the information provided in the prospectus, together with the changes made to the prospectus in response to comments 10 and 11, addresses this comment.
13. Principal Investment Risks (page 2): If the Fund may invest in stocks of any market capitalization (in response to comment 11 above), please add a discussion of risks relating to investments in small and mid-cap companies.
     Response: The Trust has revised the prospectus consistent with this comment.
14. Principal Investment Risks (page 2): Please make clear that “Concentration Risk” refers to sector concentration risk, and not overall concentration.

     Response: The Trust has revised the prospectus consistent with this comment.
15. Performance (page 3): In the first paragraph in the “Performance” section, please track the language required by Item 4(b)(2)(i) more closely
     Response: The Trust believes it had previously provided adequate disclosure to satisfy the intent of Item 4(b)(2)(i). The Trust has made minor revisions to the prospectus to combine the required disclosure, currently stated in two paragraphs, into a single paragraph consistent with this comment.
16. Performance (page 3): Please delete the second paragraph in the “Performance” section since this is not required information.
     Response: The Trust believes that inclusion of this paragraph is necessary in order to avoid making the presentation of the Fund’s performance misleading. The Trust believes that exclusion of this disclosure may lead investors to believe incorrectly that the performance of the various classes was substantially the same, despite the differing sales charges. The Trust has not deleted this information, although it has simplified the language presented in that paragraph.
17. Performance (page 3): Please revise the title of the annual total returns table in the “Performance” section to read “Average Annual Total Returns.”
     Response: The Trust has revised the prospectus consistent with this comment.
18. Performance (page 3): Please explain why Class Y was chosen for the bar chart and as the share class to present with after tax data in the Average Annual Total Returns table.
     Response: In accordance with Instruction 3 to Item 4 of Form N-1A, the Fund may choose to present performance information for only one of its multiple share classes, chosen at its discretion. Class Y is the Fund’s oldest share class and the Fund has shown the performance information for Class Y shares in all of its previous prospectuses. The Trust believes, therefore, selection of Class Y for display in the Fund’s “Total Return” bar chart and the “Average Annual Total Returns” table is consistent with the requirements in Instructions 3(a)(i), (ii) & (iii) to Item 4 of Form N-1A.
19. Performance (page 3): In the Average Annual Total Returns table, please insert a line separating the entries for “Return After Taxes on Distributions and Sales of Fund Shares” for Class Y, and “Return Before Taxes” for each other share class from the Index returns.
     Response: The Trust has revised the prospectus consistent with this comment.
20. Performance (page 3): Please delete the information in footnote 1 to the table in the section captioned “Performance,” as this information is not required by Form N-1A and is, therefore, considered to be additional information. Also, please delete footnote 2.
     Response: The Trust has complied with this comment.

21. Performance (page 3): Please delete the first sentence of the last paragraph in the “Performance” section since this is not required information.
     Response: The Trust has revised the prospectus consistent with this comment, but has moved the substance of this statement into the Average Annual Total Returns table.
22. Performance (page 3): Please confirm that the following sentence in the last paragraph in the “Performance” section applies to the Fund – “If there is a capital loss at the end of the period, the return after taxes on the distributions and sale of Fund shares may exceed the return before taxes due to the tax benefit of realizing a capital loss upon the sale of Fund shares, which is factored into the result”. If the statement does not apply to the Fund, please delete the sentence in its entirety.
     Response: The Trust confirmed that it experienced a capital loss during the Fund’s most recent fiscal year, so no change has been made to the disclosure.
23. Other Investments, Investment Techniques and Risks—Borrowing (page 5): Please explain why borrowing is not considered a principal investment strategy for this Fund.
     Response: Even though the Fund can borrow in an amount up to 33 1/3% of its total assets, the Fund does not consider borrowing to be a principal investment strategy. Instruction 2 to Item 9(b) provides
Whether a particular strategy, including a strategy to invest in a particular type of security, is a principal investment strategy depends on the strategy’s anticipated importance in achieving the Fund’s investment objectives, and how the strategy affects the Fund’s potential risks and returns. In determining what is a principal investment strategy, consider, among other things, the amount of the Fund’s assets expected to be committed to the strategy, the amount of the Fund’s assets expected to be placed at risk by the strategy, and the likelihood of the Fund’s losing some or all of those assets from implementing the strategy.
     The Fund does not intend to use borrowing as a means to achieve its investment objective, nor does it believe that borrowing will be used to the full extent permitted by its investment restrictions. As stated in the prospectus, the Fund reserves this technique for purposes of meeting redemptions, settling trades or otherwise providing liquidity.
24. Purchasing, Exchanging, Converting and Redeeming Shares (page 6): As explained on page 25 of the SEC’s Adopting Release entitled, “Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies,” dated January 13, 2009, registrants are no longer permitted to use a separate purchase and redemption document. Accordingly, please delete the Shareholder Guide from the prospectus.
     Response: The Trust does not consider the Shareholder Guide to be a “separate purchase and redemption document” that was previously permitted by Form N-1A. In contrast, the Trust considers the Shareholder Guide to be part of the prospectus — it is bound as a single document and is not incorporated by reference. However, in order to alleviate any confusion on this point, the Trust has renamed the Shareholder Guide, “Additional Investor Information” and has renumbered its pages to be continuous with the front part of the prospectus.
25. Back Cover Page: Please state the Trust’s filing number (811 #) at the bottom of back cover page of the prospectus.
     Response: The Trust has revised the prospectus consistent with this comment.
STATEMENT OF ADDITIONAL INFORMATION
26. Disclosure of Portfolio Holdings (page 30): Please provide enhanced disclosure regarding any arrangements to disclose the Fund’s portfolio holdings (such as is already provided with respect to ING Life Insurance and Annuity Corporation) in terms of the recipient, frequency of disclosure, and any lag between the date of the information and the date on which it is disclosed, all as is required by Item 16(f) of Form N-1A.
     Response: The Trust confirms no changes are necessary to this section of the SAI.
27. Fundamental Investment Policies (page 32): The Fund may not reserve freedom of action in its concentration policies. Therefore, please replace “may” with “will” in the concentration policies described in fundamental policy number 8 with respect to the Fund.
     Response: The Trust has revised the SAI consistent with this comment.
28. Management of the Funds (page 39): Please confirm that the Trustees’ ownership of shares of the Fund and other funds overseen in the Fund Complex will be broken out by fund in the Rule 485(b) filing.
     Response: The Trust confirms that the Trustees’ ownership of shares of the Fund and other funds overseen in the Fund Complex will be broken out by fund in the Rule 485(b) filing.
29. Portfolio Management Teams (page 46): Please ensure that the table regarding the other accounts managed by the portfolio management team includes the separate information about accounts with performance fees required by Item 20(a)(3) of Form N-1A.
     Response: The Trust confirms that no other accounts managed by the portfolio management team charge performance fees.
30. Portfolio Management Teams (page 60): We note that the Multi-Cap Growth Fund commenced operations in July 2008, so the portfolio turnover rate for the fiscal year ended June 30, 2008 is likely incorrect.
     Response: The Trust has revised the SAI consistent with this comment.
* * * * * *

Please call the undersigned at 202.261.3302 or Erin Wagner of Dechert LLP at 202.261.3317 should you have any questions or wish to discuss our responses above.
Sincerely,
/s/ Jane A. Kanter
Jane A. Kanter

cc:	Stephen Shenkenberg
Melanie M. West
Erin G. Wagner

7

Munder Healthcare Fund
PROSPECTUS
October   ~~,~~31, 2009

CLASS A SHARES (MFHAX)	CLASS K SHARES (MFHKX)
CLASS B SHARES (MFHBX)	CLASS R SHARES (MFHRX)
CLASS C SHARES (MFHCX)	CLASS Y SHARES (MFHYX)
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document electronically.
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The Securities and Exchange Commission has not approved or disapproved of these securities. Further, it has not determined that the information in this Prospectus is adequate and accurate. Any representation to the contrary is a criminal offense.

SUMMARY	1
~~Investment Objective~~	~~1~~
~~Fees & Expenses of the Fund~~	~~1~~
~~Portfolio Turnover~~	~~2~~
~~Principal Investment Strategies~~	~~2~~
~~Principal Investment Risks~~	~~2~~
~~Performance~~	~~3~~
~~Management~~	~~4~~
~~Purchases and Sales of Fund Shares~~	~~4~~
~~Tax Information~~	~~4~~
~~Financial Intermediary Compensation~~	~~4~~
~~MORE ABOUT THE FUND’S INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS~~	~~5~~
~~OTHER INVESTMENTS, INVESTMENT TECHNIQUES AND RISKS~~
~~PUBLICATION OF PORTFOLIO HOLDINGS~~
~~PURCHASING, EXCHANGING, CONVERTING AND REDEEMING SHARES~~
~~SHARE CLASS SELECTION~~
~~APPLICABLE SALES CHARGES~~
~~Front-End Sales Charges — Class A Shares~~
~~Front-End Sales Charge Waivers~~
~~Front-End Sales Charge Reductions — Letters of Intent~~
~~Front-End Sales Charge Reductions — Rights of Accumulation~~
~~Additional Information about Letters of Intent and Rights of Accumulation~~
~~Contingent Deferred Sales Charges (CDSCs)~~
~~CDSC Waivers — Class B and C Shares~~
~~DISTRIBUTION AND SERVICE FEES~~
~~Distribution and Service Plan Fees~~
~~Other Payments to Third Parties~~
~~PRICING OF FUND SHARES~~
~~DISTRIBUTIONS~~
~~FEDERAL TAX CONSIDERATIONS~~
~~Taxes on Distributions~~
~~Taxes on Sales, Exchanges or Conversions~~
~~Other Considerations~~
~~MANAGEMENT OF THE FUND~~
~~Investment Advisor~~
~~Portfolio Management Team~~
~~FINANCIAL HIGHLIGHTS~~
~~SHAREHOLDER GUIDE~~	~~S-1~~
~~How to Reach the Funds~~	~~S-~~
~~Share Class Eligibility and Investment Minimums~~	~~S-~~
~~How to Purchase Shares~~	~~S-~~
~~Policies for Purchasing Shares~~	~~S-~~
~~How to Redeem Shares~~	~~S-~~
~~Policies for Redeeming Shares~~	~~S-~~
~~How to Exchange Shares~~	~~S-~~
~~Policies for Exchanging Shares~~	~~S-~~
~~How to Convert Shares~~	~~S-~~
~~Policies for Converting Shares~~	~~S-~~
~~Additional Policies for Purchases, Exchanges, Conversions and Redemptions~~	~~S-~~
~~Shareholder Privileges~~	~~S-~~
~~Frequent Purchases and Redemptions of Fund Shares and Short-Term Trading Fees~~	~~S-~~
Investment Objective	1
Fees & Expenses of the Fund	1
Principal Investment Strategies	2
Principal Investment Risks	2
Performance	3
Management	4

Purchases and Sales of Fund Shares	4
Tax Information	4
Financial Intermediary Compensation	4
MORE ABOUT THE FUND’S INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS	5
OTHER INVESTMENTS, INVESTMENT TECHNIQUES AND RISKS	5
PUBLICATION OF PORTFOLIO HOLDINGS	6
PURCHASING, EXCHANGING, CONVERTING AND REDEEMING SHARES	6
SHARE CLASS SELECTION	7
APPLICABLE SALES CHARGES	9
Front-End Sales Charges — Class A Shares	9
Front-End Sales Charge Waivers	9
Additional Information about Letters of Intent and Rights of Accumulation	9
Contingent Deferred Sales Charges (CDSCs)	10
CDSC Waivers — Class B and C Shares	10
DISTRIBUTION AND SERVICE FEES	10
Distribution and Service Plan Fees	10
Other Payments to Third Parties	11
PRICING OF FUND SHARES	11
DISTRIBUTIONS	12
FEDERAL TAX CONSIDERATIONS	12
MANAGEMENT OF THE FUND	13
FINANCIAL HIGHLIGHTS	14
ADDITIONAL INVESTOR INFORMATION	17
HOW TO REACH THE FUNDS	17
SHARE CLASS ELIGIBILITY	17
INVESTMENT MINIMUMS	18
General Information	18
Investment Minimum Waivers and Reductions	18
Class A, B & C Shares Accounts Below Minimums	19
HOW TO PURCHASE SHARES	19
POLICIES FOR PURCHASING SHARES	20
Verification of Identity	20
Timing of Orders	20
HOW TO REDEEM SHARES	20
POLICIES FOR REDEEMING SHARES	21
Where Proceeds Are Sent	21
Short-Term Trading Fees	21
Medallion Signature Guarantees	21
Accounts Held Through Financial Institutions	21
Redemption Difficulties	21
HOW TO EXCHANGE SHARES	21
POLICIES FOR EXCHANGING SHARES	22
HOW TO CONVERT SHARES	22
ADDITIONAL POLICIES FOR PURCHASES, EXCHANGES, CONVERSIONS AND REDEMPTIONS	22
Reinstatement Privilege	23
FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES AND SHORT-TERM TRADING FEES	23
Policies and Procedures	23
Short-Term Trading Fees	24

Munder Healthcare Fund
Summary

~~CLASS A SHARES (MFHAX)~~	~~CLASS K SHARES (MFHKX)~~
~~CLASS B SHARES (MFHBX)~~	~~CLASS R SHARES (MFHRX)~~
~~CLASS C SHARES (MFHCX)~~	~~CLASS Y SHARES (MFHYX)~~
INVESTMENT OBJECTIVE
The Fund’s investment objective is to provide long-term capital appreciation.
FEES & EXPENSES OF THE FUND
The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in the Munder Funds. More information about these and other discounts is available from your financial professional and in the section entitled “Applicable Sales Charges” on page ~~XX~~9 of the Fund’s Prospectus and the section entitled “Additional Purchase, Redemption, Exchange and Conversion Information” on page ~~XX~~57 of the ~~SAI~~Statement of Additional Information.
SHAREHOLDER FEES

	Class A		Class B		Class C		Class K	Class R	Class Y
(fees paid directly from your investment)	Shares		Shares		Shares		Shares	Shares	Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.5	%(a)	None		None		None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None(	b)	5	%(c)	1	%(d)	None	None	None
ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value	Class A	Class B	Class C	Class K	Class R		Class Y
of your investment)	Shares	Shares	Shares	Shares	Shares		Shares
Management Fees	1.00%	1.00%	1.00%	1.00%	1.00%		1.00%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	0.00%	0.50	%(e)	0.00%
~~Non-12b-1 Service Plan Fees~~	~~0.00 %~~	~~0.00 %~~	~~0.00 %~~	~~0.25 %~~	~~0.00~~	~~%~~	~~0.00 %~~
Other Expenses (f)	~~x.xx%~~1.0	~~x.xx%~~1.0	~~x.xx%~~1.0	~~x.xx%~~1.2	~~x.xx%~~1.0		~~x.xx%~~1.0

	3%	3%	3%	8%	3%		2%

~~Acquired Fund Fees and Expenses (f)~~	~~x.xx%~~	~~x.xx%~~	~~x.xx%~~	~~x.xx%~~	~~x.xx%~~		~~x.xx%~~

Total Annual Fund Operating Expenses ~~including Acquired Fund Fees and Expenses (g)~~	~~x.xx%~~2.2	~~x.xx%~~3.0	~~x.xx%~~3.0	~~x.xx%~~2.2	~~x.xx%~~2.5		~~x.xx%~~2.0
	8%	3%	3%	8%	3%		2%

(a)	The sales charge declines as the amount invested increases.

(b)	A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC),  ~~is a one-time fee charged at the time~~applies to redemptions of ~~redemption. If you redeem~~  Class A shares within one year of purchase ~~Class A shares that were~~if purchased with no initial sales charge as part of an investment of $1 million or more and ~~for which~~ if the Fund’s distributor paid a sales commission~~, a 1% CDSC applies~~ on the purchase.

(c)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class B shares within six years of purchase and declines over time.

(d)	A deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class C shares within one year of purchase.

~~(e)~~	~~The Fund has adopted a distribution and service plan under Rule 12b-1 of the Investment Company Act of 1940, as amended, with respect to its Class R shares that allows the Fund to use up to 1.00% of the average daily net assets attributable to its Class R shares of the Fund to pay distribution and other fees in connection with the sale of its Class R shares. However,~~(e) Under the Fund’s Distribution Agreement, ~~such~~  Rule 12b-1 fees are limited to ~~payments at an annual rate equal to~~ 0.50% of the average daily net assets of the Fund attributable to its Class R shares.

~~(f)~~	~~Acquired Fund Fees and Expenses reflect the pro-rata portion of the fees and expenses charged by any underlying funds in which the Fund may invest, including money market funds and ETFs.~~

~~(g)~~	~~Excluding Acquired Fund Fees and Expenses, Total Annual Operating Expenses of the Fund’s Class A, B, C, K, R and Y shares are x.xx%, x.xx%, x.xx%, x.xx%, x.xx% and x.xx%, respectively.~~
EXPENSE EXAMPLE
The example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Class A Shares	Class B Shares	Class C Shares	Class K Shares	Class R Shares	Class Y Shares
1 Year	$768	$806	$406	$231	$256	$205

3 Years	$1,222	$1,236	$936	$712	$787	$633

5 Years	$1,702	$1,791	$1,591	$1,219	$1,345	$1,088

10 Years	$3,022	$3,170	$3,346	$2,613	$2,864	$2,348

You would pay the following expenses if you did not redeem your shares:

	Class A Shares	Class B Shares	Class C Shares	Class K Shares	Class R Shares	Class Y Shares
1 Year	$768	$306	$306	$231	$256	$205

3 Years	$1,222	$936	$936	$712	$787	$633

5 Years	$1,702	$1,591	$1,591	$1,219	$1,345	$1,088

10 Years	$3,022	$3,170	$3,346	$2,613	$2,864	$2,348

1

The example does not reflect sales charges (loads) on reinvested dividends and other distributions because sales charges (loads) are not imposed by the Fund on reinvested dividends and other distributions.
PORTFOLIO TURNOVER
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was ~~XX~~36% of the average value of its portfolio.
PRINCIPAL INVESTMENT STRATEGIES
The advisor pursues long-term capital appreciation in the Fund by investing, under normal circumstances, at least 80% of the Fund’s assets in health care companies, which are companies for which at least 50% of sales, earnings or assets arise from or are dedicated to health or medical-related activities. This investment strategy may not be changed without 60 days’ prior notice to shareholders. For purposes of this investment strategy, assets of the Fund means net assets plus the amount of any borrowings for investment purposes.
Healthcare companies include drug and drug delivery companies; biotechnology firms; medical device and instrument manufacturers; and health care services companies, including HMOs, hospitals, product distributors and clinical laboratories.
The advisor selects the Fund’s investments (i.e., equity securities, including common stocks, depositary receipts, preferred stocks, convertible securities, rights and warrants) using a “bottom-up” approach that is designed to identify outstanding performance of individual companies before considering the impact of economic trends. The advisor’s evaluation of each company is based on a number of factors, including:
•	financial fundamentals;

•	growth prospects;

•	relative valuation;

•	intellectual property basis and scientific grounding; and

•	strength of management.
Although the Fund will primarily be invested in domestic securities, up to 25% of the Fund’s assets may be invested in foreign securities. ~~From time to time, the advisor will use exchange-traded funds (ETFs) to manage cash.~~  There is no limit on the market capitalization in which the Fund may invest; therefore, the Fund’s investments may include small-, mid- and large-capitalization companies.
The Fund may lend securities with a value of up to 33 1/3% of the Fund’s total assets (including the loan collateral) to qualified institutions.
PRINCIPAL INVESTMENT RISKS
You may lose money if you invest in the Fund. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The principal risks associated with investment in the Fund are as follows:
Stock Market Risk
The value of the equity securities in which the Fund invests may decline in response to developments affecting individual companies and/or general economic conditions. Price changes may be temporary or last for extended periods. For example, stock prices have historically fluctuated in periodic cycles.
Stock Selection Risk
In addition to, or in spite of, the impact of movements in the overall stock market, the value of the Fund’s investments may decline if the particular companies in which the Fund invests do not perform well in the market.
Sector Concentration Risk
The Fund will invest its assets primarily within one economic sector, the health care sector. When the Fund focuses its investments in a sector, it is particularly susceptible to the impact of market, economic, political, regulatory and other factors affecting that sector. Additionally, the Fund’s performance may be more volatile when the Fund’s investments are less diversified across sectors.
Health Care Sector Investing Risk
The value of health care companies is particularly vulnerable to rapid changes in technology product cycles, government regulation and cost containment measures.
Growth Investing Risk
The prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. The prices of growth stocks also may fall or fail to appreciate as anticipated by the advisor, regardless of movements in the securities markets.
Foreign Securities Risk
Foreign securities, particularly those from emerging market countries, tend to be more volatile and less liquid than U.S. securities. Further, foreign securities may be subject to additional risks not associated with investment in U.S. securities due to differences in the economic and political environment, the amount of available public information, the degree of market regulation, and financial reporting, accounting and auditing standards, and, in the case of foreign currency-denominated securities, fluctuations in currency exchange rates.

2

Smaller Company Stock
Smaller or medium-sized companies often have more limited managerial and financial resources than larger, more established companies, and therefore may be more susceptible to market downturns or changing economic conditions. Prices of smaller companies tend to be more volatile than those of larger companies and issuers may be subject to greater degrees of changes in their earnings and prospects. Since smaller company stocks typically have narrower markets and are traded in lower volumes, they are often more difficult to sell. ~~ETF Risk ETFs are investment companies that are bought and sold on a securities exchange. The risks of owning an ETF are generally comparable to the risks of owning the underlying securities held by the ETF. However, when the Fund invests in an ETF, it will bear additional expenses based on its pro rata share of the ETF’s operating expenses. In addition, because of these expenses, compared to owning the underlying securities directly, it may be more costly to own an ETF. Lack of liquidity in an ETF could result in an ETF being more volatile than the underlying portfolio of securities.~~
Securities Lending Risk
The Fund may lose money when it loans portfolio securities if the borrower fails to return the securities and the collateral provided has declined in value and/or the Fund cannot convert the collateral to cash for any reason.
PERFORMANCE
The bar chart and table below provide some indication of the risk of an investment in the Fund by showing the changes in the Fund’s performance from year to year and by showing the Fund’s average annual total returns for different calendar periods over the past ten years compared to those of a broad-based securities market ~~indices.~~
~~The annual returns in the bar chart are for the Fund’s least expensive class of shares, Class Y shares. Class A, B, C, K~~ index and ~~R shares, before applicable sales charges, will have annual returns similar~~an index designed to ~~those of the Class Y shares because all of the classes of shares are invested in the same portfolio of securities. Due to differing sales charges and expenses,~~ measure the performance of  ~~classes not shown~~selected U.S.-traded securities in the  ~~bar chart will be lower.~~
health care sector. When you consider this information, please remember the Fund’s performance in past years (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. You can obtain updated performance information on our website, www.munderfunds.com, or by calling (800) 468-6337.
The annual returns in the bar chart are for the Fund’s least expensive class of shares, Class Y shares. Due to differing sales charges and expenses, the performance of classes not shown in the bar chart will be lower.
TOTAL RETURN (%)
per calendar year

YTD through 9/30/09:	~~XX.XX%~~ 7.20%
Best Quarter:	47.57%	(quarter ended 3/31/00)
Worst Quarter:	-31.14%	(quarter ended 3/31/01)

AVERAGE ANNUAL TOTAL RETURNS for periods ended December 31, 2008	1 Year	5 Years	10 Years	Since
(including maximum sales charges)%		%	%	Inception
				~~% (1)~~%
CLASS Y (Inception (12/31/96)
Return Before Taxes	—	—	6.5	6.86
Return After Taxes on Distributions	—	—	6.4	6.76
Return After Taxes on Distributions and Sale of Fund Shares	—	—	5.7	6.04

S&P 500® Index~~(2)~~ (reflects no deductions for fees, expenses or taxes)	—	—	—	3.39
S&P North American Health Care Sector IndexTM ~~(2)~~(reflects no deductions for fees, expenses or taxes)	—	0.7	1.9	7.32
CLASS A (Inception 2/14/97)
Return Before Taxes	—	—	5.6	5.08

S&P 500® Index~~(2)~~ (reflects no deductions for fees, expenses or taxes)	—	—	—	2.89
S&P North American Health Care Sector IndexTM~~(2)~~ (reflects no deductions for fees, expenses or taxes)	—	0.7	1.9	6.66
CLASS B (Inception 1/31/97)
Return Before Taxes	—	—	5.6	5.26

S&P 500® Index~~(2)~~ (reflects no deductions for fees, expenses or taxes)	—	—	—	2.89
S&P North American Health Care Sector IndexTM ~~(2)~~(reflects no deductions for fees, expenses or taxes)	—	0.7	1.9	6.66
CLASS C (Inception 1/13/97)
Return Before Taxes	—	—	5.4	5.48

S&P 500® Index~~(2)~~ (reflects no deductions for fees, expenses or taxes)	—	—	—	3.39
S&P North American Health Care Sector IndexTM~~(2)~~ (reflects no deductions for fees, expenses or taxes)	—	0.7	1.9	7.32

3

AVERAGE ANNUAL TOTAL RETURNS for periods ended December 31, 2008	1 Year	5 Years	10 Years	Since
(including maximum sales charges)%		%	%	Inception
				~~%(1)~~%
CLASS K (Inception 4/1/97)
Return Before Taxes	—	—	6.2	7.25

S&P 500® Index~~(2)~~ (reflects no deductions for fees, expenses or taxes)	—	—	—	3.23
S&P North American Health Care Sector IndexTM~~(2)~~ (reflects no deductions for fees, expenses or taxes)	—	0.7	1.9	7.27
CLASS R (Inception 7/29/04)
Return Before Taxes	—	—	—	-0.08

S&P 500® Index~~(2)~~ (reflects no deductions for fees, expenses or taxes)	—	—	—	-2.48
S&P North American Health Care Sector IndexTM ~~(2)~~(reflects no deductions for fees, expenses or taxes)	—	—	—	1.28

~~(1) The inception dates for the Class Y, A, B, C, K and R shares are 12/31/96, 2/14/97, 1/31/97, 1/13/97, 4/1/97 and 7/29/04, respectively.~~  The index returns from inception for Class Y, A, B, C, K and R shares are as of 1/1/97, 2/1/97, 2/1/97, 1/1/97, 4/1/97 and 8/1/04, respectively.

~~(2) The S&P 500® Index is a widely recognized capitalization-weighted index that measures the performance of the large-capitalization sector of the U.S. stock market. The S&P North American Health Care Sector IndexTM is a modified capitalization-weighted index designed to measure the performance of selected U.S.-traded securities in the health care sector.~~
 ~~Average annual returns reflect the imposition of the maximum front-end or contingent deferred sales charge (CDSC).~~  After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. If there is a capital loss at the end of the period, the return after taxes on the distributions and sale of Fund shares may exceed the return before taxes due to the tax benefit of realizing a capital loss upon the sale of Fund shares, which is factored into the result. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. After tax-returns are shown only for the Class Y shares. The after-tax returns of the Class A, B, C, K and R shares will vary from those shown for the Class Y shares because, as noted above, each class of shares has different sales charges, distribution fees and/or service fees, and expenses.
MANAGEMENT
Munder Capital Management (MCM) is the investment advisor of the Fund. Michael P. Gura, CFA, Senior Portfolio Manager, has managed the Fund since October 2008.
PURCHASES AND SALES OF FUND SHARES
Please consult the Prospectus for eligibility requirements. The following table illustrates the minimum investment requirements for each class of the Fund’s shares:

Class A, B and C Shares	Class K and ~~RShares~~ R Shares	Class Y Shares
$2,500 initial minimum; subsequent investments of less than $50 per Fund for all account types may be refused; no minimum for certain retirement plans and approved fee-based and/or advisory program and similar accounts
	No minimum investment requirement	$1 million; $2,500 for clients of certain registered investment advisors (RIAs); no minimum for certain retirement plans and approved fee-based and/or advisory program and similar accounts; no minimum for certain MCM/Fund-related parties

Shares of the Fund are redeemable. You may sell shares of the Fund by contacting your broker, financial intermediary or other financial institution, by mail, by telephone or through the Internet on any day on which the Fund is open for business.
TAX INFORMATION
The Fund intends to make distributions that may be taxed as ordinary income or capital gains.
FINANCIAL INTERMEDIARY COMPENSATION
If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.
[Remainder of Page Intentionally Left Blank]

4

PURCHASING SHARES
You may purchase Class A, B, C, K, R or Y shares of the Fund at the NAV next determined after your purchase order is received in proper form (plus any applicable sales charge for purchases of Class A shares). Class B, K, R and Y shares are only available for purchase by limited types of investors. Please see the ~~Shareholder Guide~~ section of this Prospectus entitled “Additional Investor Information” for more information regarding eligibility requirements. Broker-dealers or financial intermediaries (other than the Fund’s distributor) may charge you additional fees for shares you purchase through them. For information regarding policies and procedures associated with purchasing shares of the Fund, including minimum investment requirements, please see the ~~Shareholder Guide~~ section of this Prospectus~~.~~ entitled “Additional Investor Information.”
Exchanging Shares
You may exchange your Fund shares for shares of the same class of other Munder Funds based on their relative net asset values (NAVs) provided you meet the eligibility requirements for the class into which you desire to exchange your shares. For information regarding policies and procedures associated with exchanging shares, please see the ~~Shareholder Guide~~ section of this Prospectus~~.~~ entitled “Additional Investor Information.”
Converting Shares
You may convert (i) Class A, B, C, or R shares of the Fund to Class Y shares of the Fund or (ii) Class K shares of the Fund to Class A or Y shares of the Fund, based on each class’s relative NAV provided you meet the eligibility requirements for the class into which you desire to convert your shares. For conversions of Class B or C shares to Class Y shares, your Class B or C shares must not currently be subject to any contingent deferred sales charges (CDSCs). The Fund will treat any conversion between classes of shares of the same Fund as a tax-free event. By contrast, the Funds will treat an exchange between classes of shares of different Funds as a taxable event. For more information regarding policies and procedures associated with converting Fund shares, please see the ~~Shareholder Guide~~ section of this Prospectus~~.~~ entitled “Additional Investor Information.”
Redeeming Shares
You may redeem shares at the NAV next determined after your redemption request is received in proper form. We will reduce the amount you receive by the amount of any applicable contingent deferred sales charge (CDSC). For more information regarding policies and procedures associated with redeeming shares, including restrictions or fees imposed on redemptions, please see the ~~Shareholder Guide~~ section of this Prospectus~~.~~ entitled “Additional Investor Information.”
SHARE CLASS SELECTION
The Fund is organized as a multiple class fund, which means it offers more than one class of shares, each designed to meet the needs of different types of investors and each with different cost structures. Currently, the Fund offers Class A, B, C, K, R and Y shares through this Prospectus. A summary comparison of the various classes appears in the table below. Please see the ~~Shareholder Guide~~ section of this Prospectus entitled “Additional Investor Information” for more information regarding each class of shares. We encourage you to consult with a financial advisor to help you choose the class that best meets your requirements depending on the amount of your purchase, the intended length of your investment and your eligibility to purchase those shares. In estimating the costs of investing in a particular class of shares, you should consider both ongoing annual expenses, including applicable Rule 12b-1 distribution and service fees and/or other service fees as described in the section entitled “Distribution and Service Fees,” and any initial sales charge or contingent deferred sales charge (CDSC).

Class A Shares
Purchase Availability	Available for direct investment in the Funds, through a broker or other financial intermediary, or through an employer-sponsored retirement or education savings plan.

Initial Sales Charge	Up to 5.50% (reduced for purchases of $25,000 or more, and eliminated for purchases of $1 million or more and certain categories of investors).

Contingent Deferred Sales Charge (CDSC)	None (except that a 1.00% charge applies on redemptions made within one year of a $1 million investment for which the Fund’s distributor paid a sales commission).

Distribution and/or Service Fees	Rule 12b-1 fees of 0.25% annually.

Initial Purchase Minimum	$2,500; no minimum for certain retirement plans and approved fee-based and/or advisory program and similar accounts.

Purchase Maximum	None

Conversion Feature	May be converted to Class Y shares of the same Fund if eligibility requirements are met.

Class B Shares
Purchase Availability	Available to a limited group of investors for direct investment in the Funds, through a broker or other financial intermediary, or through an employer-sponsored retirement plan.

Initial Sales Charge	None

Contingent Deferred Sales Charge (CDSC)	Starts at 5.00% and declines to 0% six years after purchase.

Distribution and/or Service Fees	Rule 12b-1 fees of 1.00% annually.

ADDITIONAL INFORMATION
More information about the Fund is available free of charge upon request, including the following:
ANNUAL/SEMI-ANNUAL REPORTS
Additional information about the Fund’s investments is available in the Fund’s annual and semi-annual reports to shareholders.
You will receive unaudited semi-annual reports and audited annual reports on a regular basis from the Fund. In the Fund’s annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year.
STATEMENT OF ADDITIONAL INFORMATION
The Fund’s Statement of Additional Information provides more detail about the Fund and its investment strategies, risks and restrictions. A current Statement of Additional Information is on file with the Securities and Exchange Commission and is incorporated by reference into (and is considered part of) this Prospectus.
SHAREHOLDER INQUIRIES:

By e-mail:	fundcontact@munder.com

By telephone:	(800) 468-6337

By Mail:	The Munder Funds Attn: Secretary 480 Pierce Street Birmingham, MI 48009
Distributor: Funds Distributor, LLC
~~SEC File Number: 811-07897~~
TO OBTAIN INFORMATION:

By Telephone:	(800) 438-5789

The Munder Funds
By Mail:	P.O. Box 9701
Providence, RI 02940

The Munder Funds
By overnight delivery:	101 Sabin Street
Pawtucket, RI 02860

By Internet	www.munderfunds.com
You may find more information about the Fund online. This website is not considered part of the Prospectus.
SECURITIES AND EXCHANGE COMMISSION
Text-only versions of Fund documents can be viewed online or downloaded from: www.sec.gov
Information about the Fund (including the Statement of Additional Information) can be reviewed and copied at the Securities and Exchange Commission’s Public Reference Room in Washington, D.C., and information on the operation of the Public Reference Room may be obtained by calling (202) 551-8090. Reports and other information about the Fund are available on the EDGAR Database on the Securities and Exchange Commission’s internet site at www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing to the Securities and Exchange Commission’s Public Reference Section, Washington, D.C. 20549-0102.
SEC File Number: 811-07897

THE MUNDER FUNDS

Munder Series Trust	Class A	Class B	Class C	Class K	Class R	Class Y	Class I
Munder Asset Allocation Fund ~~–~~ -Balanced	MUBAX	MUBBX	MUBCX	MUBKX	N/A	MUBYX	N/A
Munder Bond Fund	MUCAX	MUCBX	MUCCX	MUCKX	N/A	MUCYX	N/A
Munder Energy Fund	MPFAX	MPFBX	MPFTX	N/A	N/A	MPFYX	N/A
Munder Index 500 Fund	MUXAX	MUXBX	N/A	MUXKX	MUXRX	MUXYX	N/A
Munder International Equity Fund	MUIAX	MUIEX	MUICX	MUIKX	N/A	MUIYX	N/A
Munder International Fund ~~–~~ -Core Equity	MAICX	N/A	MICCX	MICKX	MICRX	MICYX	MICIX
Munder International Small-Cap Fund	MISAX	N/A	MCISX	MISKX	MISRX	MYSIX	MISIX
Munder Internet Fund	MNNAX	MNNBX	MNNCX	N/A	MNNRX	MNNYX	N/A
Munder Large-Cap Growth Fund	MUSAX	MUSGX	MUSCX	MUSKX	N/A	MUSYX	N/A
Munder Large-Cap Value Fund	MUGAX	MUGBX	MUGCX	MUGKX	MUGRX	MUGYX	N/A
Munder Micro-Cap Equity Fund	MMEAX	MMEBX	MMECX	MMEKX	MMERX	MMEYX	N/A
Munder Mid-Cap Core Growth Fund	MGOAX	MGROX	MGOTX	MGOKX	MMSRX	MGOYX	N/A
Munder Multi-Cap Growth Fund	MAMGX	N/A	MCMGX	N/A	N/A	MYMGX	N/A
Munder Small-Cap Value Fund	MNVAX	MCVBX	MCVCX	MCVKX	MSCRX	MCVYX	N/A
Munder Tax-Free Short & Intermediate Bond Fund	MUTAX	MUTBX	MUTCX	MUTKX	N/A	MUTYX	N/A
Munder Technology Fund	MTFAX	MTFBX	MTFTX	N/A	N/A	MTFYX	N/A

Munder Series Trust II
Munder Healthcare Fund	MFHAX	MFHBX	MFHCX	MFHKX	MFHRX	MFHYX	N/A
(collectively, the “Funds”)
STATEMENT OF ADDITIONAL INFORMATION
Dated October ~~___,~~31, 2009
     This Statement of Additional Information (“SAI”), which has been filed with the Securities and Exchange Commission (“SEC”), provides supplementary information pertaining to all classes of shares representing interests in each of the investment portfolios listed above (“Funds”). The investment advisor for the Funds is Munder Capital Management (“MCM” or “Advisor”). The distributor of the Funds is Funds Distributor, LLC (“Funds Distributor” or “Distributor”). This SAI is not a prospectus, and should be read only in conjunction with the relevant prospectus for the Funds (each a “Prospectus”). The Prospectuses for all of the Funds are dated October 31, 2009. The financial statements for the Funds including the notes thereto, dated June 30, 2009, are incorporated by reference into this SAI from the Annual Reports of the Funds. You may obtain a copy of the Prospectuses and Annual and Semi-Annual reports free of charge on our website www.munder.com or by calling the Funds at (800) 438-5789.
     An investment in a Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
SAIANNUAL1009

     S&P® does not guarantee the accuracy and/or the completeness of the S&P 500® Index or any data included therein and S&P® shall have no liability for any errors, omissions, or interruptions therein. S&P® makes no warranty, express or implied, as to results to be obtained by the Index 500 Fund, owners of the Index 500 Fund, or any other person or entity from the use of the S&P 500® Index or any data included therein. S&P® makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the S&P 500® Index or any data included therein. Without limiting any of the foregoing, in no event shall S&P® have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.
     “Standard & Poor’s®”, “S&P®” and “S&P 500®”, “S&P MidCap 400®”, “Standard & Poor’s MidCap 400”, “400”, “S&P SmallCap 600®”, “Standard & Poor’s SmallCap 600” and “600” are trademarks of McGraw-Hill Companies, Inc. and have been licensed for use by MST.
INVESTMENT POLICIES
     Each Fund is subject to the investment policies enumerated in this section, which may be changed with respect to a particular Fund only by a vote of the holders of a majority of such Fund’s outstanding shares (as defined under “Other Information-Shareholder Approvals”).
     Each Fund:
1.	May not issue any senior security, except as permitted under the 1940 Act, and as interpreted or modified by regulatory authority having jurisdiction, from time to time. Among other things, this would permit a Fund to: (i) enter into commitments to purchase securities in accordance with a Fund’s investment program, including, without limitation, reverse repurchase agreements, delayed delivery securities and when-issued securities, to the extent permitted by its investment program and other restrictions; (ii) engage in short sales of securities to the extent permitted in its investment program and other restrictions; and (iii) purchase or sell futures contracts and related options to the extent permitted by its investment program and other restrictions;

2.	May not borrow money, except as permitted under the 1940 Act, and as interpreted or modified by regulatory authority having jurisdiction, from time to time;

3.	May not act as an underwriter of securities within the meaning of the 1933 Act, except as permitted under the 1933 Act, and as interpreted or modified by regulatory authority having jurisdiction, from time to time. Among other things, to the extent that the Fund may be deemed to be an underwriter within the meaning of the 1933 Act, this would permit a Fund to act as an underwriter of securities in connection with the purchase and sale of its portfolio securities in the ordinary course of pursuing its investment objective, investment policies and investment program;

4.	May not purchase or sell real estate or any interests therein, except as permitted under the 1940 Act, and as interpreted or modified by regulatory authority having jurisdiction, from time to time. Notwithstanding this limitation, a Fund may, among other things: (i) acquire or lease office space for its own use; (ii) invest in securities of issuers that invest in real estate or interests therein; (iii) invest in mortgage-related securities and other securities that are secured by real estate or interests therein; or (iv) hold and sell real estate acquired by the Fund as a result of the ownership of securities;

5.	May not purchase physical commodities or contracts relating to physical commodities, except as permitted under the 1940 Act, and as interpreted or modified by regulatory authority having jurisdiction, from time to time;

6.	May not make loans, except as permitted under the 1940 Act, and as interpreted or modified by regulatory authority having jurisdiction, from time to time. Notwithstanding this limitation, a Fund may, among other things: (i) enter into repurchase agreements, (ii) lend portfolio securities; and (iii) acquire debt securities without being deemed to be making a loan;

7.	Shall be a “diversified company” as that term is defined in the 1940 Act, and as interpreted or modified by regulatory authority having jurisdiction, from time to time; and

8.	May not “concentrate” its investments in a particular industry (except those Funds listed below), except as permitted under the 1940 Act, and as interpreted or modified by regulatory authority having jurisdiction from time to time, provided that, without limiting the generality of the foregoing: (a) this limitation will not apply to a Fund’s investments in: (i) securities of other investment companies; (ii) securities issued or guaranteed as to principal and/or interest by the U.S. government, its agencies or instrumentalities; or (iii) repurchase agreements (collateralized by the instruments described in clause (ii)); (b) wholly-owned finance companies will be considered to be in the industries of their parents if their activities are primarily related to the financing activities of the parents; and (c) utilities will be divided according to their services, for example, gas, gas transmission, electric and gas, electric and telephone will each be considered a separate industry.
(i)	the Energy Fund ~~may~~will concentrate in securities of companies that are primarily engaged in energy-related businesses;

(ii)	the Healthcare Fund ~~may~~will concentrate its investments in securities of issuers conducting their principal business activities in healthcare industries;

(iii)	the Internet Fund ~~may~~will concentrate in securities of companies engaged in the research, design, development, manufacturing or distribution of products, processes or services for use with Internet-related businesses;

(iv)	the Technology Fund ~~may~~will concentrate in securities of companies that are primarily engaged in the technology-related businesses;
     If a percentage limitation is satisfied at the time of investment, a later increase or decrease in such percentage resulting from a change in the value of a Fund’s investments will not constitute a violation of such limitation, except that any borrowing by a Fund that exceeds the fundamental investment limitations stated above must be reduced to meet such limitations within the period required by the 1940 Act (currently three days). In addition, if a Fund’s holdings of illiquid securities exceeds 15% of net assets because of changes in the value of the Fund’s investments, the Fund will take action to reduce its holdings of illiquid securities within a time frame deemed to be in the best interest of the Fund. Otherwise, a Fund may continue to hold a security even though it causes the Fund to exceed a percentage limitation because of fluctuation in the value of the Fund’s assets.
NEW FUND RISK
     Each of the International Fund-Core Equity, International Small-Cap Fund and Multi-Cap Growth Fund is a relatively new Fund with limited operating history and thus may involve additional risk. For example, there can be no assurance that a new Fund will grow to or maintain an economically viable size. If that were to happen, the Board of Trustees may determine to liquidate the Fund. Although the interests of shareholders in each Fund is the principal concern of the Board, in the event the Board determined to liquidate a Fund, the timing of any possible liquidation might not be favorable to certain individual shareholders.
MANAGEMENT OF THE FUNDS
     Each of MST and MST II is supervised by the Board, which is responsible for representing the interests of the shareholders. The Board meets periodically throughout the year to oversee the Funds’ activities.
     Trustees and Officers. Information about the Trustees and officers of the Funds, as of September 30, 2009, including their business addresses, ages and principal occupations during the past five years, and other directorships of publicly traded companies or funds, are as set forth in the table below. A Trustee is deemed to be a “Non-Interested Trustee” to the extent the Trustee is not an “interested person” of the Funds (as that term is defined in Section 2(a)(19) of the 1940 Act). As used herein, the terms “Munder Funds” and “Fund Complex” consist of 17 portfolios, each of which is a series of MST or MST II.

     Management Ownership of the Funds. The following table sets forth, for each Trustee, the aggregate dollar range of equity securities owned of the Funds and of all funds in the Fund Complex overseen by each Trustee as of December 31, 2008.  ~~[Update information]~~

	Dollar Range of	Aggregate Dollar Range of Equity Securities in All
	Equity Securities	Registered Investment Companies Overseen by
	in the Funds	Trustee in Family of Investment Companies
Non-Interested Trustees
~~John Rakolta, Jr.~~David J. Brophy		$10,001-$50,000
Internet Fund	$10,001-$50,000
~~David J. Brophy~~
Joseph E. Champagne		$50,001-$100,000
Asset Allocation Fund-Balanced	$10,001-$50,000
Bond Fund	$10,001-$50,000

Thomas D. Eckert		None

John Engler		Over $100,000
Asset Allocation Fund-Balanced	$10,001-$50,000
International Equity Fund	$10,001-$50,000
International Fund-Core Equity	$10,001-$50,000
Large-Cap Growth Fund	$10,001-$50,000
Large-Cap Value Fund	$10,001-$50,000
Micro-Cap Equity Fund	$10,001-$50,000
Mid-Cap Core Growth Fund	$10,001-$50,000
Small-Cap Value Fund	$10,001-$50,000

Lisa A. Payne		None

Arthur T. Porter		$50,001-$100,000
Asset Allocation Fund-Balanced	$10,001-$50,000
Index 500 Fund	$10,001-$50,000
Micro-Cap Equity Fund	$10,001-$50,000

John ~~Engler~~Rakolta, Jr.		Over $100,000
Internet Fund	Over $100,000
~~Lisa A. Payne~~

Interested Trustee
Michael T. Monahan		Over $100,000
Internet Fund	$10,001-$50,000
Micro-Cap Equity Fund	Over $100,000
Small-Cap Value Fund	Over $100,000

*	Both Mr. Eckert and Ms. Payne participate in the Fund’s deferred compensation plan, through which their compensation as Trustees is valued as if it were invested in shares of the Munder Funds (as described below).
     As of the date of this SAI, no officer, director or employee of the Advisor, World, the Custodian, the Distributor, the Administrator, the Sub-Administrator or the Transfer Agent, as defined below, currently receives any compensation from MST or MST II. As of  ~~October 1~~  June 30 , 2009, the Trustees and officers of the Funds, as a group, owned less than 1% of outstanding shares of each class of each Fund except that they collectively owned  ~~[Update information].~~  1.55% of the Class Y shares of the Energy Fund, 1.46% of the Class Y shares of the International Fund-Core Equity, 6.79% of the Class Y shares of Internet Fund, 2.39% of the Class Y shares of the Large-Cap Value Fund, and 1.11% of the Class Y shares of the Micro-Cap Equity Fund.
     The initial sales charge on Class A shares of the Funds is waived for full-time employees and retired employees of the Fund’s investment advisor or its affiliates, employees of the Fund’s service providers (including without limitation the Custodian, Distributor, Sub-Administrator, Transfer Agent and Legal Counsel, and with respect to Funds that have a sub-advisor, that Fund’s sub-advisor), and immediate family members of the foregoing persons. Investment minimums for Class Y shares do not apply to investments made by current and retired Trustees of the Munder Funds

*	Since the International Fund-Core Equity and the International Small-Cap Fund did not commence operations until August 2007, advisory fees for these Funds are only shown for the fiscal years ended June 30, 2008 and June 30, 2009. Since the Multi-Cap Growth Fund did not commence operations until July 2008, advisory fees for these Funds are only shown for the fiscal year ended June 30, 2009.
     During the fiscal year ended June 30, 2008, the Advisor reimbursed the Bond Fund $84,730, International Fund -Core Equity $310,331 and International Small-Cap Fund $445,820. During the fiscal year ended June 30, 2009, the Advisor reimbursed the Bond Fund ~~$                    ,~~$873,804, International Fund -Core Equity ~~$                    ,~~ $341,221, International Small-Cap Fund ~~$                    ,~~$554,068, Multi-Cap Growth Fund ~~$~~                    $393,036 and Tax-Free Short & Intermediate Bond Fund ~~$~~                    $135,399.
     The shareholders of the Energy Fund, Healthcare Fund, International Fund -Core Equity, International Small-Cap Fund, Internet Fund, Micro-Cap Equity Fund, Multi-Cap Growth Fund, Small-Cap Value Fund and Technology Fund have approved a “manager of managers” arrangement that would permit the Advisor to enter into, and materially amend, sub-advisory agreements with any sub-advisors retained by the Advisor to manage the affected Fund without obtaining shareholder approval, if the Board concludes that such arrangements would be in the best interests of the shareholders of the Fund. The Fund would be able to implement a manager of managers arrangement in the event that either (1) the SEC adopts proposed Rule 15a-5 under the 1940 Act (“Proposed Rule”) or (2) the Munder Funds apply for and are granted an SEC exemptive order. In either case, no further shareholder vote would be required either to approve a sub-advisory agreement entered into by the Advisor or to amend materially any such sub-advisory agreement, subject to the conditions in the Proposed Rule or the exemptive order, as applicable, including approval of any such agreement or material change to such agreement by the Board (including a majority of the Non-Interested Trustees).
     Portfolio Management Teams. The following table lists the number and types of accounts managed by each individual and assets under management in those accounts as of June 30, 2009: ~~[Update information]~~

	~~Registered~~ Pooled		~~Pooled~~Registered		Other Accounts		Total Assets
	Investment		Investment				Managed
	~~Company~~Vehicle		~~Vehicle~~Company Accounts				(In Millions)(1)
	Accounts
	Assets	Number	Assets		Assets	Number	~~Total Assets~~
	Managed	of	Managed	Number of	Managed	of	~~Managed[1]~~
Portfolio Manager	(In Millions)	Accounts	(In Millions)	Accounts	(In Millions)	Accounts	~~(In Millions)~~
~~Adam Thayer~~ Remi Browne	$1,612.18	9	$288.58	4	$125.05	1	$2,025.81
~~Alexander llyasov~~ Peter Carpenter	$1,612.18	9	$282.70	3	$125.05	1	$2,019.93
~~Andy Mui~~ Robert Cerow	$1,612.18	9	$282.70	3	$125.05	1	$2,019.93
~~Robert Corow~~ Peter Collins	$1,612.18	9	$467.00	5	$125.05	1	$2,204.23
Robert Crosby	$255.88	27	$281.94	2	$51.39	18	$589.21
Tony Dong	$1,056.64	67	$3,601.50	5	$429.83	25	$5,087.98
John Evers	$1,612.18	9	$282.70	3	$125.05	1	$2,019.93
Edward Goard	$503.00	22	—	—	$349.01	25	$852.01
Madan Gopal(2)	—	—	—	—	—	—	—
Michael Gura	$169.83	23	$130.18	5	$30.53	13	$330.55
Julie Hollinshead	$107.23	2	$281.94	2	$13.20	4	$402.37
David Jones	$7,019.3	55	$392.8	2	$0.00*	3	$7,412.2
Thomas Kenny	$170.61	24	$75.74	4	$35.49	16	$281.84
John Kreiter	$187.08	16	$69.36	1	$75.23	22	$331.67
Brian Kozeliski	$26.05	1	$274.43	8	$29.77	1	$330.25
~~Brian Matuszak~~ Michael Krushena	$165.93	15	$215.03	1	$938.61	49	$1,319.58
~~Daniel LeVan~~Mark Lebovitz	—	—	$406.84	3	$12.69	1	$419.53
Eric Lessnau	$7,019.3	55	$392.8	2	$0.00*	1	$7,412.2
~~Goofrey Wilson~~ Daniel LeVan	$1,612.18	9	$282.70	3	$125.05	1	$2,019.93
~~George Sanders~~ Brian Matuszak	$895.67	52	$3,595.96	4	$382.86	21	$4,874.49
~~Jeffrey Sullivan~~ Andy Mui	$916.87	49	$3,595.96	4	$408.47	17	$4,921.30
~~Joseph Skornicka~~ John Richardson	$110.44	3	$281.94	2	$13.72	5	$406.09

	~~Registered~~ Pooled		~~Pooled~~Registered		Other Accounts		Total Assets
	Investment		Investment				Managed
	~~Company~~Vehicle		~~Vehicle~~Company Accounts				(In Millions)(1)
	Accounts
	Assets	Number	Assets		Assets	Number	~~Total Assets~~
	Managed	of	Managed	Number of	Managed	of	~~Managed[1]~~
~~Portfolio Manager~~	(In Millions)	Accounts	(In Millions)	Accounts	(In Millions)	Accounts	~~(In Millions)~~
~~John Evers~~ George Sanders	$916.87	49	$3,595.96	4	$408.47	17	$4,921.30
~~John Kroiter~~ Joseph Skornicka	$187.08	16	$82.90	2	$75.23	22	$345.21
~~John Richardson~~ Kenneth Smith	$187.08	16	$476.19	4	$79.73	22	$743.01
~~Jonathan Woodley~~ Roger Soderstrom	$486.49	3	$71.43	1	$654.25	44	$1,212.17
~~Julie Hollinshead~~ Jeffrey Sullivan	$1,612.18	9	$282.70	3	$125.05	1	$2,019.93
~~Kenneth Schluchter~~ Adam Thayer	$26.28	1	$71.43	1	$449.64	33	$547.35
~~Kenneth Smith~~ Michael Vandenbossche	$379.93	18	$52.30	1	$859.51	74	$1,291.74
Geoffrey Wilson	$927.60	54	$3,595.96	4	$437.33	35	$4,960.89
Kevin Yousif	$7,019.3	55	$392.8	2	$0.00 *	1	$7,412.2
~~Mark Lobovitz~~
~~Michael Gura~~
~~Michael Krushena~~
~~Michael Vandenbossche~~
~~Peter Carpenter~~
~~Peter Collins~~
~~Peter Root~~
~~Remi Browne~~
~~Robert Crosby~~
~~Roger Soderstrom~~
~~Thomas Kenny~~
~~Tony Dong~~

*	Amount is less than $100,000.

(1)	If an account is managed by a team, the total number of accounts and assets have been allocated to each respective team member. Therefore, some accounts and assets have been counted more than once. In addition, the sum of assets managed in each category may not add to the total due to rounding.

(2)	As of June 30, 2009, Mr. Gopal was not a member of the portfolio management team for any accounts.
     None of the members of any of the portfolio management teams is responsible for managing any accounts for which the advisory fee is based on performance.
     Portfolio Management Conflicts of Interest. As indicated in the table above, the Advisor’s personnel may be part of portfolio management teams serving numerous accounts for multiple clients of MCM and of its subsidiary Pierce Street Advisors, LLC (“Pierce Street”) or of World, as applicable. These client accounts may include registered investment companies, other types of pooled accounts (e.g., hedge funds, private funds or collective investment funds), and separate accounts (i.e., accounts managed on behalf of individuals or public or private institutions). Portfolio managers, research analysts and trading desk personnel (collectively, “portfolio management teams”), may provide services for clients of both the Advisor and Pierce Street simultaneously. A summary of certain potential conflicts of interest is provided below. Please note, however, that this summary is not intended to describe every possible conflict of interest that members of the portfolio management teams may face.
•	Potential Conflicts Relating to the Interests of Portfolio Management Teams and the Advisor: The Advisor and/or Pierce Street may receive differential compensation from different advisory clients (e.g., some clients, such as hedge funds, may pay higher management fees than are paid by other advisory clients and/or incentive compensation based on the investment performance of the clients) and each advisory client may be more or less profitable to the Advisor or Pierce Street than other advisory clients (e.g., clients also may demand different levels of service or have larger, smaller or multiple relationships with Advisor and/or its affiliates). The Advisor and Pierce Street may compensate portfolio management team personnel differently depending on the nature of a client’s account (e.g., personnel participating in the portfolio management process for hedge funds and other incentive fee accounts may receive compensation that reflects, at least in part, the revenues generated by, including the incentive fees paid by, those funds and other accounts to reward superior performance). Portfolio management team personnel also may make personal investments in accounts (including hedge funds) they manage or support.

If other advisory clients utilize a management fee structure that could result in higher fees or are otherwise possibly more profitable relationships for the Advisor and/or Pierce Street than the Funds, or if the management of such clients could result in must manage cash and make purchase and sale decisions in response to Fund share transactions. To the extent a Fund has foreign currency exposure, the effect of these fluctuations can be multiplied.
     Turnover for all Funds was impacted by ~~change in~~ purchase and redemption activity ~~between~~ in fiscal years 2008 ~~to~~ and 2009. During the fiscal year 2009, several Funds were also impacted by the unusual economic environment. The ~~higher~~ relatively high portfolio turnover rate~~s~~ for ~~both the Asset Allocation Fund – Balanced and~~ the Bond Fund reflects significant use of to-be-announced (TBA) transactions. Compared to 2008, however, portfolio turnover in the Bond Fund decreased primarily due to decreased liquidity in the market.
     For the International Small-Cap Fund, the relatively high portfolio turnover rate is largely due to the portfolio management team’s strategy of seeking stocks whose value has become more attractive, accompanied by improving business momentum. The disciplined investment approach followed in this strategy is expected to maintain turnover between 50% and 100% over a one-year period
     The higher portfolio turnover rate in the Multi-Cap Growth Fund primarily reflects the impact of the recessionary period during the year, which caused a number of securities held by the Fund to cease meeting established fundamental investment criteria, thus triggering sales. Higher portfolio turnover in the Large-Cap Growth Fund was also primarily the result of adherence to established fundamental investment criteria for retention in the portfolio.
     In the Technology Fund, portfolio turnover was largely impacted by market volatility, which caused frequent rebalancing of positions in the Fund.

	Portfolio Turnover Rate		Portfolio Turnover Rate
	Fiscal Year Ended		Fiscal Year Ended
	June 30, 2008		June 30, 2009
Asset Allocation Fund-Balanced	103%		87%
Bond Fund	272%		154%
Energy Fund	27%		58%
Healthcare Fund	17%		36%
Index 500 Fund	3%		6%
International Equity Fund	31%		45%
International Fund-Core Equity*	72%		52%
International Small-Cap Fund*	91%		91%
Internet Fund	96%		71%
Large-Cap Growth Fund	98%		91%
Large-Cap Value Fund	41%		53%
Micro-Cap Equity Fund	24%		35%
Mid-Cap Core Growth Fund	56%		65%
Multi-Cap Growth Fund*	~~62~~	~~%~~—	163%
Small-Cap Value Fund	32%		64%
Tax-Free Short & Intermediate Bond Fund	0%		22%
Technology Fund	128%		95%

*	Since the Multi-Cap Growth Fund did not commence operations until July 2008, the portfolio turnover rate for the Fund is only shown for the fiscal year ended June 30, 2009.
ADDITIONAL PURCHASE, REDEMPTION, EXCHANGE AND CONVERSION INFORMATION
     Verification of Identity. To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person that opens a new account, and to determine whether such person’s name appears on government lists of known or suspected terrorists and terrorist organizations. As a result, the Funds must obtain the following information for each person that opens a new account:
–	Name;

–	Date of birth (for individuals);

–	Residential or business street address (although post office boxes are still permitted for mailing); and

–	Social security number, taxpayer identification number, or other identifying number.
Investors may also be asked for a copy of a driver’s license, passport or other identifying document in order to verify his/her identity. In addition, it may be necessary to verify an investor’s identity by cross-referencing identification information with a consumer report or other electronic database. Additional information may be required to open accounts for corporations and other entities.